FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:    June 21, 2007

Commission File Number:    0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ________	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No _________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated : June 19, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
June 21, 2007	NEWS RELEASE 07-14	MAE - TSX MNG-AMEX

Suluk and Rand Drilling Continue to Deliver Excellent Results

- Suluk Hole 07PMD539 intersects 6.2 g/t gold over 48 meters at bedrock surface-

- Suluk Hole 07PMD549 intersects 7.0 g/t gold over 48 meters-

-Rand Hole 07PMD542 intersection expanded to 8.4 g/t over 54 meters-

VANCOUVER -- Miramar Mining Corporation today announced results for an additional 20 diamond drill holes from the 2007 exploration program at the Hope Bay Project in Nunavut. There are currently 6 core drills at Hope Bay with 3 drills coring from lake ice at the Suluk zone of the Madrid deposit and two drills testing the connector zone between the Boston Main Resource and BN Zone. Also the search for new deposits on the belt continues with one drill testing priority exploration targets along the 21 km long Madrid trend.

Off ice drilling at Madrid continues to target potential high impact areas in the shallow portions of the existing resource. The results from this winter drilling at Madrid in the Suluk and Rand zones continue to exceed our expectations

The ice-based drilling at Rand is completed with most assays pending. Complete hole results for 07PMD542 have been received extending the previously released interval (Miramar News Release dated June 6, 2007) to 54m of 8.4 g/t gold. Visible gold has been observed in the majority of the drill holes.

The aggressive ice based drilling at Suluk and Rand will be complete within 5 days and drills will move onto land based targets at Naartok East, West and Rand. Based on available drill results a recalculation of the Suluk and Rand resources is in progress for inclusion in the Preliminary Assessment for Phase II production expected to be completed later this summer.

The excellent results received to date have resulted in three preliminary observations:

1.	Drilling has expanded both the Suluk and Rand resources significantly;
2.	Mineralized zones are showing better continuity, higher grades and in some cases greater width than previously expected; and
3.

A high portion of holes targeting mineralized horizons near surface have intersected higher grades than the overall resource grades and will have a positive impact on the overall grade at the Madrid deposit.

“We are excited about the very successful winter drill program at Suluk and Rand which will clearly have a positive impact on both resource quality and the economics of Phase II.” said Tony Walsh, Miramar’s President and CEO. “The exploration group has continued to deliver a very high rate of successful holes with better grades and widths than anticipated. The success rate for drilling this season is better than we’ve ever experienced in previous Hope Bay programs”

2007 Madrid Program

Miramar embarked on the 2007 exploration campaign at Hope Bay with the objectives of: advancing the deposits towards completion of a feasibility study for Phase II production, primarily with infill drilling and supporting technical and metallurgical studies; conducting exploration drilling along strike and to depth on the existing deposits; and embarking on testing of priority exploration targets for new discoveries on strike and in similar settings to the existing resource areas.

The 2007 program was initiated on March 17, 2007 with 5 drills testing resource targets from the frozen lake surface in the Suluk and Rand areas. Over 27,000m of core drilling in 100holes has been completed to date with results available for an additional 19 holes. Results to date are presented below.

Suluk and Rand Targets

A project of infill drilling the upper 300m of the Suluk Zone and upper 200m of the Rand Zone is ongoing, targeting near surface mineralization. Most holes are returning results equivalent to or better than data from surrounding drillholes. Highlights are summarized in the following table with additional results appended to this release.

Suluk and Rand Zone Highlights

HOLE ID	Area	FROM	TO	LENGTH	Au g/t	Notes
07PMD536	Suluk	66.5	136.0	69.5	3.1
includes		69.5	74.0	4.5	11.3
07PMD539	Suluk	18.0	65.5	47.5	6.2
includes		19.5	32.0	12.5	13.9
and includes		35.4	46.7	11.4	6.2
07PMD549	Suluk	245.0	293.0	48.0	7.0
Includes		251.0	260.0	9.0	10.9
Includes		289.8	291.5	1.7	37.4
07PMD542	Rand	114.5	168.7	54.2	8.4	partial assays released previously
includes		131.3	134.1	2.8	47.5
and includes		149.5	155.0	5.5	11.6

Regional Target Evaluation

Drill evaluation of new discovery targets continues with initial testing in the Kink area completed with testing currently active in the Windy Lake area. Additional targets also include the Nexus area located up to 10 km south of Madrid. Targets were prioritized based on similarities to the Madrid system, geological deposit models derived from the Timmins- Kirkland Lake area and recently completed and on-going geophysical surveys and previous surface mapping and prospecting.

One drill rig is currently testing targets within the Madrid Trend. Three shallow holes evaluating combined stratigraphic, ground magnetics and induced polarization targets have been completed in the

Kink Area. The Kink area is located 10km north of Madrid. Geological units and alteration visually similar to those associated with Madrid style mineralization were intersected. Assay results are pending.

At the Flying Squirrel area, located 15km NE of Boston, three exploration holes have been completed targeting HLEM conductors associated with geological units, including FIII Rhyolites, which are similar to those that most commonly host Archean age volcanic massive sulphide deposits. Assays are pending.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become a significant gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing potential gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Project. Miramar then hopes to extend and expand production levels by sequentially developing the rest of Doris, Boston and Madrid. All contemplated production at the Hope Bay project is subject to positive feasibility studies, the availability of financing and permitting and regulatory approval.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL in Saskatoon with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by Acme Laboratories in Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar's website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2007 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation in certain provinces in Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com

N
433500 mE
434000 mE
434500 mE
435000 mE
7551000 mN
7550500 mN
7550000 mN
7549500 mN
7549000 mN
Section 3860E
2006 Rand Resource
2006 Suluk Resource
2006 South Suluk Resource
Patch Lake
Section 50125NW
Section 50085NW
07PMD541
07PMD542
07PMD540
07PMD552
07PMD548
07PMD535
07PMD537
07PMD543
07PMD533
07PMD539
07PMD551
07PMD547
07PMD524
07PMD545
07PMD538
07PMD549
07PMD536
07PMD534
07PMD529
07PMD546
07PMD550
07PMD544
Legend
Currently Reported 2007 Drill Hole Location
Previously Reported 2007 Drill Hole Location
Large Pit Outline
Small Pit Outline
Suluk Resource
Rand Resource
Outcrop
2007 Suluk Drill Hole Locations
Date: June 2007
Author: MM
Drawing: DHLocation
Scale: 1: 10,000
MIRAMAR HOPE BAY LTD.
0
100
200
400 m
Projection: UTM Zone 13 (NAD83)

Figure 1. Madrid Deposit Area with Recent 2007 Drilling and Conceptual Open Pit Outlines

Figure 2. Suluk Section 50085NW with Recent 2007 Drilling and Conceptual Open Pit Outlines

Figure 3. Suluk Section 50125NW with Recent 2007 Drilling and Conceptual Open Pit Outlines

Figure 4. Rand Section 3860E with Recent 2007 Drilling and Conceptual Open Pit Outlines

Hope Bay detail drill results, significant assays only

HOLE ID	Area	FROM	TO	LENGTH	Au g/t	Notes
07PMD524	Suluk	32.5	46.0	13.5	3.6
includes		32.5	35.5	3.0	8.5
And		193.0	199.0	6.0	3.1
07PMD529	Suluk	113.0	116.0	3.0	63.8	assays pending
07PMD533	Suluk	217.0	220.5	3.5	4.5
07PMD534	Suluk	141.5	157.6	16.1	1.8
includes		148.0	149.4	1.4	6.6
07PMD536	Suluk	66.5	136.0	69.5	3.1
includes		69.5	74.0	4.5	11.3
07PMD538	Suluk	169.5	177.9	8.4	1.3
and		227.0	228.0	1.0	7.4
and		240.3	243.4	3.0	3.8
07OMD537	Rand	73.2	83.2	10.0	4.4
includes		73.2	76.3	3.1	12.3
07PMD539	Suluk	18.0	65.5	47.5	6.2
includes		19.5	32.0	12.5	13.9
and includes		35.4	46.7	11.4	6.2
07PMD540	Rand	66.0	73.5	7.5	2.8
And		102.0	111.9	9.9	1.0
07PMD541	Rand	264.4	277.5	13.1	1.0	assays pending
and		303.0	312.7	9.7	1.5
07PMD542	Rand	114.5	168.7	54.2	8.4	partial results previously released
includes		131.3	134.1	2.8	47.5
and includes		149.5	155.0	5.5	11.6
07PMD545	Suluk	256.5	292.0	35.5	2.0
includes		272.0	278.0	6.0	4.5
07PMD547	Suluk	89.4	97.0	7.7	1.1
And		139.6	143.1	3.5	4.0
07PMD549	Suluk	234.5	239.0	4.5	4.5
And		245.0	293.0	48.0	7.0
Includes		251.0	260.0	9.0	10.9
Includes		289.8	291.5	1.7	37.4
07PMD550	Suluk	33.5	50.0	16.5	2.2
includes		42.5	44.0	1.5	11.0
And		72.5	81.5	9.0	1.8
And		111.5	119.0	7.5	5.5
includes		114.5	117.5	3.0	8.7
And		186.5	195.5	9.0	3.8
07PMD552	Rand	38.9	47.7	8.9	1.1
And		82.0	101.8	19.8	1.0
07PSD133	South Suluk					No significant values
07PSD134	South Suluk	34.5	36.0	1.5	2.3
And		135.5	137.0	1.5	2.4